SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-19049
CUSIP NUMBER	34963X200

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: August 31, 2007

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Fortune Industries Inc 6402 Corporate Drive Indianapolis, Indiana 46278

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     Fortune Industries, Inc. (the "Company") will be unable to file its Form 10-K for the fiscal year ended August 31, 2007 due to internal delays in producing final year-end financial information. These internal delays were the result of unexpected and unprecedented turnover at the position of Chief Financial Officer of the Company. As noted in Forms 8-K filed by the Company, Steve Hise replaced Amy Gallo as Chief Financial Officer of the Company in July of 2007 and then Mr. Hise subsequently resigned from this position on August 15, 2007. Garth Allred then began his duties as the Company's Chief Financial Officer on September 14, 2007. This turnover slowed the Company's usual process for compiling and analyzing year-end financial information and, as a result of this delay, the Company's independent auditors were not able to complete their audit of the Company's financial statements prior to November 29, 2007. The Company fully expects to file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John Fisbeck	(317)	532-1374

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As stated in the Company's earnings release issued on November 28, 2007, the Company's revenues for the three and twelve months ended August 31, 2007 were $43.1 million and $158.3 million, respectively, as compared to $47.8 million and $157.1 million for the same periods of 2006, representing a 9.8% decrease for the quarter and 0.8% increase for the year. Net income (loss) available to common shareholders for the three and twelve months ended August 31, 2007 was $602,000 or $0.05 per share and $(7,782,000) or $(0.72) per share, respectively, compared with net income of $536,000 or $0.05 per share and $1,888,000 or $0.18 per share for the same period of 2006. Diluted net income available to common shareholders for the three and twelve months ended August 31, 2007 was $0.05 per share and $(0.63) per share, respectively, compared with $0.04 per share and $0.16 for the same period of 2006. Since the independent audit of the Company's financial statements is not yet complete, the financial results reported in the Company's Annual Report on Form 10-K could differ from those set forth above. The Company anticipates, however, that any such difference would be minor.

      The decreases in the Company's annual net income were due to several factors including: (a) increased expenses relating to impairment charges on certain intangible assets recognized in the Company's Wireless Infrastructure and Electronics Integration business segments; (b) increased expenses resulting from the inability to match the number of employees with available work in the Company's Wireless Infrastructure business segment; (c) increased expenses resulting from product quality issues in the Company's Ultraviolet Technologies segment; (d) unfavorable claims experience related to the health and workers' compensation plans utilized in the Company's Business Solutions business segment; and (e) an increase in interest expense due to the funding of acquisitions and the funding of the Company's net losses.

FORTUNE INDUSTRIES, INC
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 29, 2007	By:	/s/ John F. Fisbeck John F. Fisbeck Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).